                                                   -----------------------------
                                                            OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER          3235-0145
                                                   Expires:      August 31, 1999
                                                   Estimated average burden
                                                   hours per response......14.90
                                                   -----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.    1   )*
                                           --------

                                Sento Corporation
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                        Common Stock, par value $.25 per
                                      share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    816918 10 6
--------------------------------------------------------------------------------
                                   (CUSIP Number)

                                Brian G. Lloyd, Esq.
                       Parr, Waddoups, Brown, Gee & Loveless
                         185 South State Street, Suite 1300
                              Salt Lake City, UT 84111
                                   (801) 532-7840
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   June 21, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)                  Page 1 of 6

CUSIP No. 816918 10 6             SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of above persons (entities only).

     Clemons F. Walker
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group (See Instructions)                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               548,200 (includes currently exercisable
 by Each Reporting                warrants to purchase 50,000 shares held in
 Person With                      the name of the Reporting Person, 280,900
                                  shares held in the name of the Walker Family
                                  Trust and currently exercisable warrants to
                                  purchase 50,000 shares, which warrants are
                                  also held in the name of the Walker Family
                                  Trust)
                             --------------------------------------------------
                              (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  548,200 (includes currently exercisable
                                  warrants to purchase 50,000 shares held in
                                  the name of the Reporting Person, 280,900
                                  shares held in the name of the Walker Family
                                  Trust and currently exercisable warrants to
                                  purchase 50,000 shares, which warrants are
                                  also held in the name of the Walker Family
                                  Trust)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     548,200 (includes currently exercisable warrants to purchase 50,000 shares held in the name of the Reporting Person, 280,900 shares held in the name of the Walker Family Trust and currently exercisable warrants to purchase 50,000 shares, which warrants are also held in the name of the Walker Family Trust)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares      / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     7.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No. 816918 10 6             SCHEDULE 13D

    THIS AMENDMENT NO. 1 TO THE SCHEDULE 13D OF CLEMONS F. WALKER CORRECTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE SCHEDULE 13D FILED ON JULY 27, 1999.

ITEM 1.  SECURITY AND ISSUER

    (a) Title of Class of Equity Securities: Common Stock, $.25 par value (the "Common Stock").

    (b)  Name of Issuer: Sento Corporation (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 808 East Utah Valley Drive, American Fork, UT 84003.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)  Name: Clemons F. Walker (the "Reporting Person")

    (b)  Residence address: 748 Rising Star Drive, Henderson, NV 89014

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

    (f)  Citizenship:   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 9, 1999, the Reporting Person received, as a gift, 15,000 shares of the Common Stock. No consideration was paid for such shares.

         On June 17, 1999, the Reporting Person purchased 2,500 shares of the Common Stock on the open market at a price of $1.73/share. The source of the funds used to make such purchase was the Reporting Person's personal funds.

CUSIP No. 816918 10 6             SCHEDULE 13D

         On June 21, 1999, the Walker Family Trust, of which the Reporting Person is the Trustee, acquired from the Issuer, in a private offering, 50,000 Units at a price of $3.20/Unit. Each Unit consists of two (2) shares of the Common Stock and one (1) warrant to purchase one (1) share of the Common Stock. The funds of the Walker Family Trust were used to purchase the Units.

         On June 22, 1999, the Walker Family Trust purchased 10,000 shares of the Common Stock on the open market at a price of $1.688/share. The funds of the Walker Family Trust were used to make such purchase.

ITEM 4.  PURPOSE OF TRANSACTION

         All acquisitions of shares of the Common Stock by the Reporting Person, both on his own behalf and on behalf of the Walker Family Trust, were for investment purposes. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person is the beneficial owner of 548,200 shares of the Common Stock, which (i) includes currently exercisable warrants to purchase 50,000 shares of the Common Stock held in the name of the Reporting Person, (ii) includes 280,900 shares of the Common Stock held in the name of the Walker Family Trust,
              (iii) includes currently exercisable warrants to purchase 50,000 shares of the Common Stock, which warrants are also held in the name of the Walker Family Trust and (iv) represent 7.6% of the outstanding shares of such stock.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares referenced in Item 5(a) above.

         (c)  See item 3 above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

         (e)  Not applicable.

CUSIP No. 816918 10 6             SCHEDULE 13D

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 816918 10 6             SCHEDULE 13D

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   2/1/00                         /s/ CLEMONS F. WALKER
                                       ---------------------------------------
                                       Clemons F. Walker